UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: October 24, 2022

Commission File Number: 001-41338

IperionX Limited
(Translation of registrant’s name into English)

129 W Trade Street, Suite 1405
Charlotte, North Carolina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 24, 2022, IperionX Limited (the “Company”) released its 2022 Sustainability Report.  A copy of the report is available in the Investors section of the Company’s website, at https://iperionx.com/investor-center/asx-announcements/.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPERIONX LIMITED
(registrant)

Date: October 24, 2022	By:	/s/ Gregory Swan
	Name:	Gregory Swan
	Title:	Chief Financial Officer